FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of  September 2006

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.

Web Site: www.tevapharm.com

__________________________________________________________________________________

Contacts:
Teva:	Procognia (Israel) Ltd.:
Dan Suesskind	Amir Eisenberg
Chief Financial Officer	Eisenberg-Eliash LTD.
Teva Pharmaceutical Industries Ltd.	Investor Relations & Public Relations
+ 972-2-589-2840	(011) 972-3-7538828

George Barrett
President and CEO
Teva North America
+1 215 591-3030

Liraz Kalif / Kevin Mannix
Teva Investor Relations
+972-3-926-7281 / (215) 591-8912

FOR IMMEDIATE RELEASE

TEVA AND PROCOGNIA (ISRAEL) LTD. SIGN AN EXCLUSIVE COLLABORATION AGREEMENT FOR THE DEVELOPMENT OF BIOPHARMACEUTICALS

Jerusalem and Ashdod, Israel, September 20, 2006 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and Procognia (Israel) Ltd. announced today that they had entered into a collaboration agreement covering two biopharmaceuticals, for which Procognia (Israel) Ltd. will supply Teva services and access to its proprietary glycoanalysis technology on an exclusive basis. Teva Pharmaceutical Industries Ltd. will fund the costs of the collaboration and pay certain milestones and royalties to Procognia (Israel) Ltd. subject to pre-defined achievements relating to the usage of the technology in the development of the biopharmaceuticals.

"We believe that accessing the Procognia technology will provide Teva with a distinct competitive advantage," said Amir Elstein, Group Vice President - Global Specialty Pharmaceutical Products of Teva Pharmaceutical Industries Ltd. He added, "Glyco-analysis is a complex task in producing biopharmaceuticals. Accessing the technology and skill set from Procognia should significantly benefit both the development and manufacturing processes."

"We are delighted that our first major collaboration in this sector is with a recognised industry leader," said Dr Shaike Yakir, President of Procognia (Israel) Ltd. "where the deal structure illustrates the potential advantages that our novel analytical platform can provide."

Further financial terms of the agreement are not disclosed.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company.  The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Over 80% of Teva`s sales are in North America and Europe.

About Procognia (Israel) Ltd

Procognia (Israel) Ltd. is the wholly owned subsidiary of Procognia Ltd. a UK based private equity backed protein micro array business and a 2004 World Economic Forum Technology Pioneer award winner. Procognia (Israel) Ltd. has developed a biological microarray based platform for the rapid analysis of biopharmaceutical glycosylation, the complex carbohydrate chains that form part of the structure of many therapeutic proteins and affects their function. The platform provides valuable information to guide decision making through all stages of biopharmaceutical development including clone selection, process development and manufacturing.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to Teva`s ability to rapidly integrate Ivax Corporation`s operations and achieve expected synergies, Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic products, the impact of competition from brand-name companies that sell or license their own brand products under generic trade dress and at generic prices (so called "authorized generics") or seek to delay the introduction of generic product, the impact of consolidation of our distributors and customers, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding litigation, including that relating to the generic versions of Allegra®, Neurontin®, Oxycontin® and Zithromax®, the effects of competition on Copaxone® sales, including as a result of the reintroduction of Tysabri® into the market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism or major hostilities, environmental risks, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva`s Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: September 20, 2006